                                                                    EXHIBIT 99.1
                                                                    ------------


                      FEDERAL DEPOSIT INSURANCE CORPORATION

                                WASHINGTON, D.C.



                                    FORM 10-Q


    Quarterly Report Under Section 13 of the Securities Exchange Act of 1934
                        For quarter ended: MARCH 31, 2000


                         FDIC Certificate Number: 34147



                                BANK RHODE ISLAND
                ------------------------------------------------
                (Exact Name of Bank as Specified in Its Charter)

              RHODE ISLAND                               05-0488784
    ---------------------------------                -------------------
      (State or Other Jurisdiction                     (IRS Employer
    of Incorporation or Organization)                Identification No.)

                   ONE TURKS HEAD PLACE, PROVIDENCE, RI 02903
                   ------------------------------------------
                    (Address of Principal Executive Offices)

                                 (401) 456-5000
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

                                 NOT APPLICABLE
              ----------------------------------------------------
              (Former Name, Former Address and Former Fiscal Year,
                         if Changed Since Last Report)




      Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]



      Indicate the number of shares outstanding of each of the Bank's classes of common stock, as of MAY 8, 2000:

          COMMON STOCK - PAR VALUE $1.00           3,728,550 SHARES
          ------------------------------           ----------------
                      (class)                        (outstanding)

                                BANK RHODE ISLAND

                                    FORM 10-Q

                                      INDEX

                                                                                                     PAGE NUMBER

              Cover Page                                                                                  1

              Index                                                                                       2

                                    PART  I - FINANCIAL INFORMATION

Item 1        Financial Statements

                     Consolidated Balance Sheets                                                          3

                     Consolidated Statements of Operations                                                4

                     Consolidated Statements of Changes in
                            Shareholders' Equity                                                          5

                     Consolidated Statements of Cash Flows                                                6

                     Notes to Consolidated Financial Statements                                         7 - 8

Item 2        Management's Discussion and Analysis                                                      9 - 18

Item 3        Quantitative and Qualitative Disclosures About Market Risk                                 18

                                       PART II - OTHER INFORMATION

Item 1        Legal Proceedings                                                                          19

Item 2        Changes in Securities                                                                      19

Item 3        Default upon Senior Securities                                                             19

Item 4        Submission of Matters to a Vote of Security Holders                                        19

Item 5        Other Information                                                                          19

Item 6        Exhibits and Reports on Form 8-K                                                           19

              Signature Page                                                                             20

                                BANK RHODE ISLAND
                           CONSOLIDATED BALANCE SHEETS

                                                                                      MARCH 31,         DECEMBER 31,
                                                                                        2000                1999
                                                                                  ----------------    ----------------
                                                                                             (IN THOUSANDS)
ASSETS:
Cash and due from banks                                                            $    21,194          $    17,636
Federal funds sold                                                                       2,550                6,850
Investment securities available for sale (amortized cost of $47,473 and
     $51,477 at March 31, 2000 and December 31, 1999, respectively)                     46,322               50,503
Mortgage-backed securities available for sale (amortized cost of $82,629 and
     $76,458 at March 31, 2000 and December 31, 1999, respectively)                     80,498               74,793
Stock in Federal Home Loan Bank of Boston                                                3,704                3,704
Loans receivable:
     Residential mortgage loans                                                        245,288              237,320
     Commercial loans                                                                  192,869              174,548
     Consumer and other loans                                                           46,594               47,090
                                                                                  ----------------    ----------------
         TOTAL LOANS                                                                   484,751              458,958
     Less allowance for loan losses                                                     (6,023)              (5,681)
                                                                                  ----------------    ----------------
         NET LOANS                                                                     478,728              453,277
Premises and equipment, net                                                              6,298                5,857
Other real estate owned                                                                    139                   49
Excess of costs over net assets acquired, net                                           12,803               13,094
Accrued interest receivable                                                              5,197                4,670
Prepaid expenses and other assets                                                        1,911                1,544
                                                                                  ----------------    ----------------
         TOTAL ASSETS                                                              $   659,344          $   631,977
                                                                                  ================    ================

LIABILITIES:
Deposits:
     Demand deposit accounts                                                       $    76,336          $    67,844
     NOW accounts                                                                       31,423               27,456
     Money market accounts                                                              16,434               16,073
     Savings accounts                                                                  180,199              173,692
     Certificate of deposit accounts                                                   248,432              228,351
                                                                                  ----------------    ----------------
         TOTAL DEPOSITS                                                                552,824              513,416
Overnight and short-term borrowings                                                     11,217               14,978
Federal Home Loan Bank of Boston borrowings                                             39,181               48,183
Other borrowings                                                                         4,750                4,750
Other liabilities                                                                        3,188                2,975
                                                                                  ----------------    ----------------
         TOTAL LIABILITIES                                                             611,160              584,302
                                                                                  ----------------    ----------------

SHAREHOLDERS' EQUITY:
Common stock, par value $1.00 per share, authorized 10,000,000 shares:
     Voting: Issued and outstanding 3,448,550 shares                                     3,449                3,449
     Non-Voting: Issued and outstanding 280,000 shares                                     280                  280
Additional paid-in capital                                                              35,925               35,925
Retained earnings                                                                       10,696                9,763
Accumulated other comprehensive income (loss), net                                      (2,166)              (1,742)
                                                                                  ----------------    ----------------
         TOTAL SHAREHOLDERS' EQUITY                                                     48,184               47,675
                                                                                  ----------------    ----------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $   659,344          $   631,977
                                                                                  ================    ================

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                            ------------------------------------------
                                                                                  2000                   1999
                                                                            -------------------   --------------------
                                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest and dividend income:
     Residential mortgage loans                                                 $    4,403             $    4,261
     Commercial loans                                                                3,892                  2,878
     Consumer and other loans                                                          998                    775
     Investment securities                                                             769                    629
     Mortgage-backed securities                                                      1,275                  1,203
     Federal funds sold and other                                                       91                    162
     Federal Home Loan Bank of Boston stock dividends                                   65                     53
                                                                           --------------------   --------------------
         TOTAL INTEREST AND DIVIDEND INCOME                                         11,493                  9,961
                                                                           --------------------   --------------------
Interest expense:
     NOW accounts                                                                       44                     39
     Money market accounts                                                             110                    105
     Savings accounts                                                                1,218                  1,111
     Certificate of deposit accounts                                                 3,036                  2,975
     Overnight and short-term borrowings                                               130                     43
     Federal Home Loan Bank of Boston borrowings                                       764                    512
     Other borrowings                                                                   70                     69
                                                                           --------------------   --------------------
         TOTAL INTEREST EXPENSE                                                      5,372                  4,854
                                                                           --------------------   --------------------
         NET INTEREST INCOME                                                         6,121                  5,107
Provision for loan losses                                                              340                    225
                                                                           --------------------   --------------------
         NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                         5,781                  4,882
                                                                           --------------------   --------------------
Noninterest income:
     Loan related fees                                                                  43                     39
     Service charges on deposit accounts                                               605                    458
     Commissions on loans originated for others                                          5                     32
     Other income                                                                      123                    125
                                                                           --------------------   --------------------
         TOTAL NONINTEREST INCOME                                                      776                    654
                                                                           --------------------   --------------------
Noninterest expense:
     Salaries and employee benefits                                                  2,171                  1,877
     Occupancy                                                                         366                    307
     Equipment                                                                         209                    241
     Data processing                                                                   285                    331
     Marketing                                                                         235                    105
     Professional services                                                             260                    158
     Loan servicing                                                                    204                    223
     Other real estate owned expense                                                     3                     20
     Amortization of intangibles                                                       291                    291
     Deposit tax and assessments                                                        26                     14
     Other expenses                                                                    506                    428
                                                                           --------------------   --------------------
         TOTAL NONINTEREST EXPENSE                                                   4,556                  3,995
                                                                           --------------------   --------------------
         INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE               2,001                  1,541
Income tax expense                                                                     695                    542
                                                                           --------------------   --------------------
         NET INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE                            1,306                    999
Cumulative effect of change in accounting principle, net of taxes                       --                    109
                                                                           --------------------   --------------------
         NET INCOME                                                                  1,306                    890
Dividends on preferred stock                                                            --                     44
                                                                           --------------------   --------------------
         NET INCOME AVAILABLE TO COMMON SHAREHOLDERS                            $    1,306             $      846
                                                                           ====================   ====================

Basic and diluted earnings per common share:
   Income per common share before change in accounting principle                $     0.35             $     0.26
   Cumulative effect of change in accounting principle, net of tax                      --                  (0.03)
                                                                           --------------------   --------------------
   Net income per common share                                                  $     0.35             $     0.23
                                                                           ====================   ====================

Average common shares outstanding - basic                                        3,728,550              3,723,600
Average common shares outstanding - diluted                                      3,728,550              3,745,468

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                      ACCUMULATED
                                                                                                         OTHER
                                                                                                        COMPRE-
                                                                        ADDITIONAL                      HENSIVE
                                          PREFERRED        COMMON        PAID-IN        RETAINED         INCOME
THREE MONTHS ENDED MARCH 31,                STOCK          STOCK         CAPITAL        EARNINGS      (LOSS), NET       TOTAL
                                        -------------  -------------  -------------  -------------- --------------- -------------
                                                                              (IN THOUSANDS)
2000
----
Balance at December 31, 1999            $          --   $      3,729  $      35,925  $        9,763  $       (1,742) $     47,675
  Net income                                       --             --             --           1,306              --         1,306
  Other comprehensive income,
    net of tax:
      Unrealized gain (loss) on
        securities available for sale                                                                          (424)         (424)
                                                                                                                    -------------
  Comprehensive income                                                                                                        882

  Dividends on common stock                        --             --             --            (373)             --          (373)

                                        -------------  -------------  -------------  -------------- --------------- -------------
Balance at March 31, 2000               $          --  $       3,729  $      35,925  $       10,696 $        (2,166) $     48,184
                                        =============  =============  =============  ============== =============== =============

1999
----
Balance at December 31, 1998            $         804  $       3,724  $      37,087  $        5,862 $           210  $     47,687
  Net income                                       --             --             --             890              --           890
  Other comprehensive income,
    net of tax:
      Unrealized gain (loss) on
        securities available for sale                                                                          (106)         (106)
                                                                                                                    -------------
  Comprehensive income                                                                                                        784

  Dividends on preferred stock                     --             --             --             (44)             --           (44)

                                        -------------  -------------  -------------  -------------- --------------- -------------
Balance at March 31, 1999               $         804  $       3,724  $      37,087  $        6,708 $           104  $     48,427
                                        =============  =============  =============  ============== =============== =============

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                  -------------------------------------
                                                                                        2000                 1999
                                                                                  ----------------     ----------------
                                                                                             (IN THOUSANDS)
Cash flows from operating activities:
     Net income                                                                     $     1,306         $        890
     Adjustments to reconcile net income to net cash from operating activities:
         Depreciation and amortization                                                      600                  950
         Provision for loan losses                                                          340                  225
         Loss on other real estate owned                                                     --                   12
         (Increase) decrease in:
              Accrued interest receivable                                                  (527)                (155)
              Prepaid expenses and other assets                                            (149)                  27
         Increase (decrease) in:
              Other liabilities                                                             213                1,189
         Other, net                                                                          12                  168
                                                                                  ----------------     ----------------
                  Net cash provided (used) by operating activities                        1,795                3,306
                                                                                  ----------------     ----------------

Cash flows from investing activities:
     Origination of:
         Residential mortgage loans                                                      (3,077)              (4,320)
         Commercial loans                                                               (20,996)             (14,596)
         Consumer loans                                                                  (2,817)              (3,893)
     Purchase of:
         Investment securities available for sale                                            --              (14,207)
         Mortgage-backed securities available for sale                                   (9,126)              (8,914)
         Residential mortgage loans                                                     (15,534)             (19,958)
         Federal Home Loan Bank of Boston stock                                              --                 (359)
     Principal payments on:
         Investment securities available for sale                                         4,000                5,000
         Mortgage-backed securities available for sale                                    2,927                6,191
         Residential mortgage loans                                                      10,493               32,541
         Commercial loans                                                                 2,692                5,952
         Consumer loans                                                                   3,285                3,459
     Proceeds from disposition of other real estate owned                                    --                  164
     Capital expenditures for premises and equipment                                       (656)                (243)
                                                                                  ----------------     ----------------
                  Net cash provided (used) by investing activities                      (28,809)             (13,183)
                                                                                  ----------------     ----------------

Cash flows from financing activities:
     Net increase (decrease) in deposits                                                 39,408               6,849
     Net increase (decrease) in overnight and short-term borrowings                      (3,761)                150
     Proceeds from Federal Home Loan Bank of Boston borrowings                           12,000                 300
     Repayment of Federal Home Loan Bank of Boston borrowings                           (21,002)             (1,502)
     Dividends on preferred stock                                                            --                 (44)
     Dividends on common stock                                                             (373)                 --
                                                                                  ----------------    -----------------
                  Net cash provided (used) by financing activities                       26,272               5,753
                                                                                  ----------------    -----------------

     Net increase (decrease) in cash and cash equivalents                                  (742)             (4,124)
     Cash and cash equivalents at beginning of period                                    24,486              22,011
                                                                                  ----------------    -----------------
     Cash and cash equivalents at end of period                                     $    23,744         $    17,887
                                                                                  ================    =================

Supplementary Disclosures:
     Cash paid for interest                                                         $     5,195         $     4,873
     Cash paid for income taxes                                                              35                 230
     Non-cash transactions:
         Additions to other real estate owned in settlement of loans                         90                  --
         Change in other comprehensive income, net of taxes                                (424)               (106)

           See accompanying notes to consolidated financial statements

                                BANK RHODE ISLAND
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Basis of Presentation

     The consolidated financial statements include the accounts of Bank Rhode Island (the "Bank") and its wholly-owned subsidiaries, BRI Investment Corp. (a Rhode Island passive investment company) and BRI Realty Corp. (a real estate holding company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The interim results of consolidated operations are not necessarily indicative of the results for any future interim period or for the entire year. These interim consolidated financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Bank's Annual Report on Form 10-K filed with the Federal Deposit Insurance Corporation ("FDIC").

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and valuation of other real estate owned.

     The unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") and prevailing practices within the banking industry and include all necessary adjustments (consisting of only normal recurring adjustments), that, in the opinion of management, are required for a fair presentation of the results and financial condition of the Bank.

(2)  Earnings Per Share

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and resulted in the issuance of additional common stock that then shared in the earnings of the entity.

 (3) Recent Accounting Developments

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. Under SFAS 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. In June 1999, the FASB issued SFAS 137 which defers the effective date of SFAS 133. SFAS 133 is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Bank does not expect SFAS 133 to have a material effect on the Bank's financial position or results of operations.

                                BANK RHODE ISLAND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain statements contained herein are "Forward Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward Looking Statements may be identified by reference to a future period or periods or by the use of forward looking terminology such as "may," "believes," "intends," "expects," and "anticipates" or similar terms or variations of these terms. Actual results may differ materially from those set forth in Forward Looking Statements as a result of certain risks and uncertainties, including but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures, equity and bond market fluctuations, credit risk, inflation, as well as other risks and uncertainties detailed from time to time in filings with the FDIC.

GENERAL

     Bank Rhode Island (the "Bank") is a commercial bank chartered as a financial institution in the State of Rhode Island. The Bank pursues a community banking mission and is principally engaged in providing banking products and services to individuals and businesses in Providence and Kent counties. The Bank is subject to competition from a variety of traditional and nontraditional financial service providers both within and outside of Rhode Island. The Bank offers its customers a wide range of deposit products, nondeposit investment products, commercial, residential and consumer loans, and other traditional banking products and services, designed to meet the needs of individuals and small to middle market businesses. The Bank also has recently introduced both commercial and consumer on-line banking products and can be accessed at http://www.bankri.com.

     At this year's annual meeting, to be held on May 17, 2000, the Bank's shareholders will be considering and voting upon the proposed restructuring of the Bank into a holding company structure. The Bank believes that this holding company structure will provide several advantages and more flexibility over the current structure. It is presently contemplated that, assuming shareholder approval of the plan of reorganization, the restructuring will become effective during fiscal 2000.

     The Bank is subject to regulation by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank's deposits are insured by the FDIC, subject to regulatory limits, and the Bank is also a member of the Federal Home Loan Bank of Boston ("FHLB").

NON-GAAP MEASURES OF FINANCIAL PERFORMANCE

     Contained within this Form 10-Q are various measures of financial performance that have been calculated excluding the amortization of intangibles and any related income taxes. These measures are identified as "cash or cash basis" and have been provided to assist the reader in evaluating the core performance of the Bank. This presentation is not in accordance with GAAP, but management believes it to be beneficial to gaining an understanding of the financial performance of the Bank.

     The Bank's formation in 1996 resulted in the generation of $17.5 million of goodwill which is being amortized over a 15 year period. The amortization of this intangible asset reduces the Bank's pre-tax income $1.2 million annually. Because of the impact of this amortization, we have presented certain information on a cash basis.

     The following table sets forth selected financial measures according to GAAP and on a cash basis:

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31,
                                                                                   2000               1999
                                                                             ---------------     --------------

     Income per common share before change in accounting principle           $      0.35         $     0.26
     Cumulative effect of change in accounting principle, net of taxes                --              (0.03)
                                                                             ---------------     --------------
     Basic and diluted earnings per common share ("EPS")                     $      0.35         $     0.23
     Basic and diluted EPS - cash basis                                      $      0.40         $     0.28
     Return on average assets                                                       0.81%              0.67%
     Return on average assets - cash basis                                          0.95%              0.82%
     Return on average equity                                                      11.11%              8.53%
     Return on average equity - cash basis                                         12.72%             10.14%
     Efficiency ratio                                                              66.06%             69.35%
     Efficiency ratio - cash basis                                                 61.84%             64.29%

OVERVIEW

     Total assets increased $27.4 million, or 4.3%, to $659.3 million at March 31, 2000 from $632.0 million at December 31, 1999. The increase was predominantly in commercial loans and was funded by growth in total deposits. During the quarter, total loans rose to $484.8 million, from $459.0 million, an increase of $25.8 million, or 5.6%, and total deposits rose to $552.8 million, from $513.4 million, an increase of $39.4 million, or 7.7%. Shareholders' equity was $48.2 million at March 31, 2000, representing a $509,000, or 1.1%, increase over shareholders' equity at the end of 1999.

FINANCIAL CONDITION

     -- Investments. Total investments (consisting of federal funds sold, investment securities, mortgage-backed securities ("MBSs"), and stock in the
FHLB) totaled $133.1 million, or 20.2% of total assets, at March 31, 2000, compared to $135.9 million, or 21.5% of total assets, at December 31, 1999. All $126.8 million of investment and mortgage-backed securities at March 31, 2000 were classified as available for sale and carried a total of $3.3 million in net unrealized losses at the end of the quarter. The decrease in total investments of $2.8 million, or 2.0%, was centered in federal funds sold which were maintained at higher levels at December 31, 1999 in connection with the Bank's Year 2000 planning efforts.

     -- Loans. Total loans were $484.8 million, or 73.5% of total assets, at March 31, 2000, compared to $459.0 million, or 72.6% of total assets, at December 31, 1999. During the first quarter of 2000, the commercial loan portfolio (consisting of commercial & industrial, small business, commercial real estate, multi-family real estate, and construction loans) increased $18.3 million, or 10.5%, as the Bank experienced strong demand from local commercial customers. Particular emphasis is placed on generation of small- to medium-sized commercial relationships (those relationships with $4.0 million or less in loan outstandings). The Bank is also active in small business lending (loans of $250,000 or less) in which it utilizes credit scoring in conjunction with traditional review standards and employs streamlined documentation. The Bank is a participant in the U.S. Small Business Administration ("SBA") Preferred Lender Program ("PLP") in Rhode Island and the 7a Guarantee Loan Program in Massachusetts.

     Also during the first quarter of 2000, the Bank's residential mortgage loan portfolio increased $8.0 million, or 3.4%, while its consumer loan portfolio remained relatively unchanged. While the Bank continues to concentrate its origination efforts on commercial and consumer loan opportunities, it anticipates continuing to originate residential mortgage loans on a limited basis for its customers. Until such time as the Bank can originate sufficient commercial and consumer loans to utilize available cash flow, it also intends to continue purchasing residential mortgage loans as opportunities develop.

     The following is a breakdown of loans receivable:

                                                                                 MARCH 31,            DECEMBER 31,
                                                                                   2000                   1999
                                                                           -------------------      -----------------
                                                                                        (IN THOUSANDS)

     Residential mortgage loans:
       One- to four-family adjustable rate                                    $  205,921               $  196,863
       One- to four-family fixed rate                                             38,006                   39,037
                                                                           -------------------      -----------------
          Subtotal                                                               243,927                  235,900
       Premium on loans acquired                                                   1,397                    1,446
       Net deferred loan origination fees                                            (36)                     (26)
                                                                           -------------------      -----------------
          Total residential mortgage loans                                    $  245,288               $  237,320
                                                                           ===================      =================

     Commercial loans:
       Commercial real estate - nonowner occupied                             $   63,979               $   56,181
       Commercial and industrial                                                  47,721                   40,109
       Commercial real estate - owner occupied                                    37,473                   33,968
       Multi-family real estate                                                   17,414                   16,270
       Small business                                                             15,534                   13,322
       Construction                                                                2,627                    6,379
       Leases and other                                                            8,311                    8,499
                                                                           -------------------      -----------------
          Subtotal                                                               193,059                  174,728
       Net deferred loan origination fees                                           (190)                    (180)
                                                                           -------------------      -----------------
          Total commercial loans                                              $  192,869               $  174,548
                                                                           ===================      =================

     Consumer loans:
       Home equity - lines of credit                                          $   23,134               $   24,166
       Home equity - term loans                                                   20,018                   19,710
       Installment                                                                 1,428                    1,279
       Savings secured                                                               922                    1,005
       Unsecured and other                                                           745                      590
                                                                           -------------------      -----------------
          Subtotal                                                                46,247                   46,750
       Net deferred loan origination costs                                           347                      340
                                                                           -------------------      -----------------
          Total consumer loans                                                $   46,594               $   47,090
                                                                           ===================      =================

     -- Deposits and Borrowings. Total deposits increased by $39.4 million, or 7.7%, during the first three months of 2000, from $513.4 million, or 81.2% of total assets, at December 31, 1999, to $552.8 million, or 83.8% of total assets, at March 31, 2000. This increase was split roughly evenly between core accounts (checking and savings accounts) and certificates of deposit. Core accounts increased $19.3 million, or 6.8%, during the quarter, while certificates of deposit increased $20.1 million, or 8.8%, during this time period. The strong deposit growth experienced during the first quarter of 2000 resulted from continued increase in market presence by the Bank, along with some customer displacement caused by divestitures in connection with the Fleet Financial/BankBoston merger.

     The following table sets forth certain information regarding deposits:

                                                    MARCH 31, 2000                            DECEMBER 31, 1999
                                       ------------------------------------------ -------------------------------------------
                                                       PERCENT        WEIGHTED                     PERCENT        WEIGHTED
                                                          OF          AVERAGE                         OF          AVERAGE
                                          AMOUNT        TOTAL           RATE         AMOUNT         TOTAL           RATE
                                       ------------- -------------  ------------- -------------- -------------  -------------
                                                                      (DOLLARS IN THOUSANDS)

  NOW accounts                           $  31,423         5.7%         0.67%       $  27,456          5.4%         0.64%
  Money market accounts                     16,434         3.0%         2.72%          16,073          3.1%         2.70%
  Savings accounts                         180,199        32.6%         2.94%         173,692         33.8%         2.78%
  Certificate of deposit accounts          248,432        44.9%         5.25%         228,351         44.5%         4.95%
                                       ------------- -------------                -------------- -------------
     Total interest bearing deposits       476,488        86.2%         3.99%         445,572         86.8%         3.76%
  Noninterest bearing accounts              76,336        13.8%           --           67,844         13.2%            --
                                       ------------- -------------                -------------- -------------
     Total deposits                      $ 552,824       100.0%         3.44%       $ 513,416        100.0%         3.26%
                                       ============= =============  ============= ============== =============  =============

     The Bank, through its membership in the FHLB, has access to a variety of borrowing alternatives, and management will from time to time take advantage of these opportunities to fund asset growth. However, on a long-term basis, the Bank intends to concentrate on increasing its core deposits.

ASSET QUALITY

     The definition of nonperforming assets includes nonperforming loans and other real estate owned ("OREO"). OREO consists of real estate acquired through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure. Nonperforming loans are defined as nonaccrual loans, loans past due 90 days or more, but still accruing and impaired loans. Under certain circumstances the Bank may restructure the terms of a loan as a concession to a borrower. These restructured loans are considered impaired loans.

     -- Nonperforming Assets. At March 31, 2000, the Bank had nonperforming assets of $1.7 million, which represented 0.26% of total assets. This compares to nonperforming assets of $1.2 million, or 0.18% of total assets, at December 31, 1999. The Bank's nonperforming assets at March 31, 2000, consisted of nonaccrual residential mortgage loans aggregating $482,000, nonaccrual commercial loans aggregating $1.0 million, nonaccrual consumer loans aggregating $17,000 and OREO aggregating $139,000. Included in nonaccrual loans were $873,000 and $329,000 of impaired loans at March 31, 2000 and December 31, 1999, respectively. The Bank maintained reserves of $49,000 against impaired loans at March 31, 2000. No reserves were necessary against impaired loans as of December 31, 1999. The Bank evaluates the underlying collateral of each nonperforming loan and continues to pursue the collection of interest and principal.

     Delinquencies. At March 31, 2000, loans with an aggregate balance of $189,000 were 60 to 89 days past due, an increase of $96,000, or 103.2%, from $93,000 reported at December 31, 1999. The majority of these loans at both dates were residential mortgage loans and are secured.

     The following table sets forth information regarding nonperforming assets and loans 60-89 days past due as to interest at the dates indicated.

                                                                                 MARCH 31,             DECEMBER 31,
                                                                                   2000                    1999
                                                                           -------------------      -----------------
                                                                                    (DOLLARS IN THOUSANDS)

     Loans accounted for on a nonaccrual basis                              $     1,549              $     1,112
     Loans past due 90 days or more, but still accruing                              --                       --
     Impaired loans (not included in nonaccrual loans)                               --                       --
                                                                           -------------------      -----------------
          Total nonperforming loans                                               1,549                    1,112
     Other real estate owned                                                        139                       49
                                                                           -------------------      -----------------
          Total nonperforming assets                                        $     1,688              $     1,161
                                                                           ===================      =================

     Delinquent loans 60-89 days past due                                   $       189              $        93

     Nonperforming loans as a percent of total loans                                .32%                     .24%
     Nonperforming assets as a percent of total assets                              .26%                     .18%
     Delinquent loans 60-89 days past due as a percent of total loans               .04%                     .02%

     As the Bank's loan portfolio continues to grow and mature, or if economic conditions worsen, management believes it likely that the level of nonperforming assets will increase, as will its level of delinquencies and charge-offs.

ALLOWANCE FOR LOAN LOSSES

     During the first quarter of 2000, the Bank made provisions to the allowance for loan losses totaling $340,000 and had $2,000 of net recoveries, bringing the balance in the allowance to $6,023,000, compared to $5,681,000 at December 31, 1999. The allowance, expressed as a percentage of total loans, was 1.24% as of March 31, 2000, the same as at December 31, 1999 and stood at 388.8% of nonperforming loans at March 31, 2000, compared to 510.9% of nonperforming loans at December 31, 1999.

     Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management's evaluation of the amounts required to meet estimated charge-offs in the loan portfolio after weighing various factors. Among these factors are the risk characteristics of the loan portfolio, the quality of specific loans, the level of nonaccruing loans, current economic conditions, trends in delinquencies and charge-offs, and the value of underlying collateral, all of which can change frequently. Based on this evaluation, the Bank believes that the allowance for loan losses, as of March 31, 2000, is adequate.

     While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution's allowance for loan losses and carrying amounts of other real estate owned. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

RESULTS OF OPERATIONS

     The Bank's operating results depend primarily on its "net interest income," or the difference between its interest income and its cost of money, and on the quality of its assets. Interest income depends on the average amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Bank's cost of money is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of assets further influences the amount of interest income lost on nonaccrual loans and the amount of additions to the allowance for loan losses.

THREE MONTHS ENDED MARCH 31, 2000 AND 1999

     -- Overview. The Bank reported net income for the first quarter of 2000 of $1.3 million, up $416,000, or 46.7%, from the first quarter of 1999. Net income for the first quarter of 1999 was reduced by a one-time charge of $109,000 resulting from a change in accounting principle which required remaining unamortized organizational costs to be charged against earnings. Operating income, which excludes this one-time charge, was $1.3 million in 2000, compared to $999,000 for the same quarter last year, an increase of $307,000, or 30.7%. Basic and diluted earnings per common share were $0.35 for the first quarter of 2000, compared to $0.23 for the first quarter of 1999.

     The Bank reported a return on average assets of 0.81% and a return on average equity of 11.11% for the 2000 period, as compared to a return on average assets of 0.67% and a return on average equity of 8.53% for the 1999 period. Cash earnings per common share was $0.40 for the 2000 period, compared to $0.28 for the 1999 period. Cash basis return on average assets and cash basis return on average equity were 0.95% and 12.72% for the 2000 period, and 0.82% and 10.14% for the 1999 period, respectively.

     -- Net Interest Income. For the quarter ended March 31, 2000, net interest income was $6.1 million, compared to $5.1 million for the first quarter of 1999. The Bank's net interest margin for the first quarter of 2000 was 4.04% compared to a net interest margin of 3.66% for the 1999 period. The increase in net interest income of $1.0 million, or 19.9%, was attributable to the continued growth of the Bank, along with an increase in the yield on the Bank's loan portfolio. Average earning assets were $43.7 million, or 7.7%, higher, and average interest-bearing liabilities were $34.6 million, or 7.1%, higher, than the comparable period a year earlier. The increase of 38 basis points in the net interest margin resulted from higher yields on commercial and consumer loans in response to increases in market interest rates, and higher yields on mortgage loans and MBSs due to a slowdown in prepayments, which were not offset by corresponding increases in deposit costs as the Bank was able to control the cost of its core deposit accounts.

     -- Interest Income. Investments. Total investment income was $2.2 million for the quarter ended March 31, 2000, compared to $2.0 million for the first quarter of 1999. This increase in total investment income of $153,000, or 7.5%, was primarily attributable to an increase in the overall yield of investments of 48 basis points, to 6.33%, as a result of increases in market interest rates. The Bank's investments at the end of the first quarter of 2000 were primarily comprised of Treasury, Agency or MBSs with remaining maturities or repricing periods of less than five years. In addition to assisting in the Bank's overall tax planning, the Bank believes that this composition, along with a structured maturity ladder, provides more stable earnings and predictable cash flows from the portfolio. In addition, as a result of the rising interest rate environment present during the past year, prepayments on MBSs have decreased. These lower prepayment levels have caused the yield on MBSs purchased at a premium to be positively impacted.

     -- Interest Income. Loans. Interest from loans was $9.3 million for the three months ended March 31, 2000, and represented a yield on total loans of 7.92%. This compares to $7.9 million of interest, and a yield of 7.48%, for the first quarter of 1999. Interest from commercial loans increased $1.0 million, or 35.2%, between the two quarters and represented the fastest growing segment of the total loan portfolio. Income from residential mortgage loans increased $142,000, or 3.3%, and consumer and other loan income increased $223,000, or 28.8%. Since its inception, the Bank has concentrated its origination efforts on commercial and consumer loan opportunities, while purchasing residential mortgage loans as cash flows dictated. The average balance of the various components of the loan portfolio changed from the first quarter of 1999 as follows: commercial loans increased $40.5 million, or 29.1%, consumer and other loans increased $8.5 million, or 22.1%, and residential mortgage loans decreased $4.2 million, or 1.7%, respectively. In response to rising market interest rates, the yields on the various loan portfolio components changed as follows: commercial loans increased 33 basis points, to 8.72%; consumer and other loans increased 37 basis points, to 8.53%, and residential mortgage loans increased 35 basis points, to 7.22%. As with MBSs, the rising interest rate and slower prepayment environment present since last year has positively impacted the yield on the Bank's loan portfolio.

     -- Interest Expense. Interest paid on deposits and borrowings increased $518,000, or 10.7%, to $5.4 million for the three months ended March 31, 2000, from $4.9 million for the same period during 1999. The overall average cost for interest-bearing liabilities increased 10 basis points from 4.03% for the first quarter of 1999 to 4.13% for the first quarter of 2000. Liability costs are dependent on a number of factors including general economic conditions, national and local interest rates, competition in the local deposit marketplace, interest rate tiers offered and the Bank's cash flow needs. Average costs for the various components of interest-bearing liabilities changed from the first quarter of 1999 as follows: NOW accounts remained unchanged at 0.64%; money market accounts decreased 5 basis points, to 2.72%; savings deposits increased 7 basis points, to 2.82%; certificate of deposit accounts increased 3 basis points, to 5.10%; and borrowings increased 41 basis points to 5.92%. Meanwhile, the average balance of interest-bearing liabilities increased $34.6 million, from $488.2 million in the first quarter of 1999 to $522.8 million in the first quarter of 2000, as the Bank actively sought deposits and utilized borrowings to fund its asset growth.

     -- Provision for Loan Losses. The provision for loan losses was $340,000 for the quarter ended March 31, 2000, up $115,000, or 51.1%, from the same quarter last year as the commercial loan portfolio grew at an annualized rate of 42.0% during the first quarter. When determining the provision for the quarter, management evaluates several factors including new loan originations, actual and estimated charge-offs, and the risk characteristics of the loan portfolio. Also see discussion under "Allowance for Loan Losses."

     -- Noninterest Income. Total noninterest income increased $122,000, or 18.7%, to $776,000 for the first quarter of 2000, from $654,000 for the first quarter of 1999. Service Charges on Deposit Accounts, which represent the largest source of noninterest income for the Bank, rose $147,000, or 32.1%, from $458,000 for the three months ended March 31, 1999, to $605,000 for the same period in 2000. Loan Related Fees and Other Income remained relatively flat between the two periods and Commissions on Loans Originated for Others decreased $27,000, or 84.4%, from the comparable period, as loan activity levels decreased in response to the rising interest rate environment.

     -- Noninterest Expense. Noninterest expenses for the first quarter of 2000 increased a total of $561,000, or 14.0%, to $4.6 million from $4.0 million in 1999. This increase occurred primarily in the following areas: Salaries and Benefits (up $294,000, or 15.7%), Occupancy (up $59,000, or 19.2%), Marketing (up $130,000, or 123.8%), Professional Services (up $102,000, or 64.6%) and
Other Expenses (up $78,000, or 18.2%) and primarily represent increased costs associated with the overall growth of the institution and the professional costs associated with the formation of a holding company. Partially offsetting these increases were decreases in: Equipment (down $32,000, or 13.3%), Data Processing (down $46,000, or 13.9%), Loan Servicing (down $19,000, or 8.5%) and OREO Expenses (down $17,000, or 85.0%). During 2000, the Bank has incurred a number of expenditures as a result of the growth it has experienced in both the commercial loans and core deposit areas. The Bank's cash basis efficiency ratio for the first quarter of 2000 was 61.84%, compared to 64.29% for the first quarter of 1999, an improvement of 245 basis points.

     -- Income Tax Expense. The Bank recorded income tax expense of $695,000 for the three months ended March 31, 2000, compared to $542,000 for the same period during 1999. This represented total effective tax rates of 34.7% and 35.2%, respectively. The Bank's tax-favored income from U.S. Treasury and Agency securities and its use of a Rhode Island passive investment company has reduced its effective tax rate from the 39.9% combined statutory federal and state tax rates.

     -- Cumulative Effect of Change in Accounting Principle, Net of Taxes. Net income for the first quarter of 1999 was reduced by a one-time charge of $109,000 (net of taxes) resulting from the cumulative effect of a change in accounting principle. As of January 1, 1999, the Bank was required to charge earnings for any unamortized organizational costs that were still present. No such charge was present in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     -- Liquidity. Liquidity is defined as the ability to meet current and future financial obligations of a short-term nature. The Bank further defines liquidity as the ability to respond to the needs of depositors and borrowers, as well as to earnings enhancement opportunities, in a changing marketplace. Primary sources of liquidity consist of deposit inflows, loan repayments, borrowed funds, maturity of investment securities and sales of securities from the available for sale portfolio. Secondary sources of liquidity consist of borrowing capacity with the FHLB and with correspondent banks. These sources fund the Bank's lending and investment activities.

     Management is responsible for establishing and monitoring liquidity targets as well as strategies and tactics to meet these targets. In general, the Bank maintains a high degree of flexibility with a liquidity target of 10% to 25% of total assets. At March 31, 2000, cash, federal funds sold, and investment and MBSs available for sale amounted to $150.6 million, or 22.8% of total assets. This compares to $149.8 million, or 23.7% of total assets at December 31, 1999. The Bank is a member of the FHLB and, as such, has access to both short- and long-term borrowings. In addition, the Bank maintains a line of credit at the FHLB as well as lines of credit with two correspondent banks. There have been no adverse trends in the Bank's liquidity or capital reserves. Management believes that the Bank has adequate liquidity to meet its commitments.

     -- Capital Resources. Total shareholders' equity of the Bank at March 31, 2000 was $48.2 million, as compared to $47.7 million at December 31, 1999. This increase of $509,000 was the result of the Bank's net income for the quarter of $1.3 million, less dividends of $373,000 and changes in unrealized losses on investment securities of $424,000.

     The Bank is subject to FDIC regulations regarding capital requirements. These regulations require banks to maintain minimum capital levels for capital adequacy purposes and higher capital levels to be considered "well capitalized." At March 31, 2000, the Bank's Tier I leverage capital ratio was 5.91%. The Bank is also subject to risk-based capital measures. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. According to these standards, the Bank had a Tier I risk adjusted capital ratio of 9.41% and a total risk adjusted capital ratio of 10.67% at March 31, 2000. The minimum Tier I leverage, Tier I risk adjusted, and total risk adjusted capital ratios necessary to be classified for regulatory purposes as a "well capitalized" institution are 5.00%, 6.00% and 10.00%, respectively. The Bank, therefore, is considered to be "well capitalized." The Bank's actual and required capital amounts and ratios are as follows:

                                                                          MINIMUM REQUIRED           MINIMUM REQUIRED
                                                                            FOR CAPITAL              TO BE CONSIDERED
                                                   ACTUAL                ADEQUACY PURPOSES          "WELL CAPITALIZED"
                                           ------------------------    -----------------------    ------------------------
                                             AMOUNT       RATIO          AMOUNT       RATIO         AMOUNT       RATIO

AT MARCH 31, 2000:
Tier I capital (to average assets)           $ 37,547      5.91%         $ 19,066      3.00%        $ 31,776      5.00%
Tier I capital (to risk weighted assets)       37,547      9.41%           15,957      4.00%          23,935      6.00%
Total capital (to risk weighted assets)        42,546     10.67%           31,914      8.00%          39,892     10.00%

AT DECEMBER 31, 1999:
Tier I capital (to average assets)           $ 36,323      5.88%         $ 18,537      3.00%        $ 30,896      5.00%
Tier I capital (to risk weighted assets)       36,323      9.70%           14,974      4.00%          22,461      6.00%
Total capital (to risk weighted assets)        41,015     10.96%           29,948      8.00%          37,435     10.00%

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The principal market risk facing the Bank is interest rate risk. The Bank's objective regarding interest rate risk is to manage its assets and funding sources to produce results which are consistent with its liquidity, capital adequacy, growth and profitability goals, while minimizing the vulnerability of its operations to changes in market interest rates.

     Simulation modeling is the primary tool used by the Bank to measure the interest rate risk inherent in its balance sheet at a given point of time by showing the effect on net interest income, over a twenty-four month period, of interest rate ramps of up to 200 basis points.

     The following table presents the estimated impact of interest rate ramps on the Bank's estimated net interest income over a twenty-four month period beginning April 1, 2000:

                                                              ESTIMATED EXPOSURE
                                                            TO NET INTEREST INCOME
                                                   ------------------------------------------
                                                         DOLLAR                PERCENT
                                                         CHANGE                 CHANGE
                                                   -------------------    -------------------
                                                            (DOLLARS IN THOUSANDS)
     INITIAL TWELVE MONTH PERIOD:

     Up 200 basis points                             $        (301)                (1.20%)
     Up 100 basis points                                      (133)                (0.53%)
     Down 100 basis points                                      86                  0.34%
     Down 200 basis points                                     151                  0.60%

     SUBSEQUENT TWELVE MONTH PERIOD:

     Up 200 basis points                             $      (1,500)                (5.84%)
     Up 100 basis points                                      (692)                (2.69%)
     Down 100 basis points                                     436                  1.70%
     Down 200 basis points                                     656                  2.55%

     While the Bank reviews simulation assumptions and methodology to ensure that they reflect historical experience, it should be noted that income simulation may not always prove to be an accurate indicator of interest rate risk because the actual repricing, maturity and prepayment characteristics of individual products may differ from the estimates used in the simulations.

     The Bank also uses interest rate sensitivity gap analysis to provide a more general overview of the Bank's interest rate risk profile. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. At March 31, 2000, the Bank's one year cumulative gap was a negative $2.5 million, or 0.39% of total assets.

     For additional discussion on interest rate risk see the section titled "Asset and Liability Management" on pages 32 to 34 of the Bank's 1999 Annual Report on Form 10-K filed with the FDIC.

PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings to which the Bank or its subsidiary are a party, or to which any of their property is subject, other than ordinary routine litigation incidental to the business of banking.

ITEM 2.  CHANGE IN SECURITIES

         No information to report.

ITEM 3.  DEFAULT UPON SENIOR SECURITIES

         No defaults upon senior securities have taken place.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF THE SECURITY HOLDERS

         No information to report.

ITEM 5.  OTHER INFORMATION

         No information to report.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         No information to report.

                                BANK RHODE ISLAND


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                 BANK RHODE ISLAND



MAY 10, 2000                                     /s/  Merrill W. Sherman
------------                                     -------------------------------
   (Date)                                        Merrill W. Sherman
                                                 President and
                                                 Chief Executive Officer



MAY 10, 2000                                     /s/  Albert R. Rietheimer
------------                                     -------------------------------
   (Date)                                        Albert R. Rietheimer
                                                 Chief Financial Officer
                                                 and Treasurer